UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 August 2016
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

2016 INTERIM RESULTS

Key Points
●
Strong profit delivery
●
Good operating leverage
●
Margins and returns ahead in all divisions
●
Good cash management
●
De-leveraging ahead of plan
●
Interim dividend per share increased 1.6% to 18.8c

Trading Highlights
●
Reported sales increased 35% to €12.7 billion. Reported EBITDA more than doubled to €1.12 billion.
●
Proforma1 sales up 8%; up 3% in Europe, up 13% in the Americas and up 4% in Asia.
●
Proforma EBITDA increased 20%; up 5% in Europe, up 39% in the Americas and up 7% in Asia.
●
Proforma EBITDA margin 9.0% (proforma H1 2015: 8.1%).

Strategic Highlights
●
Operating cash outflow of €0.3 billion; better than the normal seasonal pattern.
●
Net debt at 30 June of €7.1 billion; on track to deliver year-end debt metrics at or below normalised levels.

Six months ended 30 June	2016	2015	Reported	Proforma1
	€ m	€ m	Change	Change

Sales revenue	12,693	9,370	+35%	+8%
EBITDA	1,120	555	+102%	+20%
EBITDA Margin	8.8%	5.9%		+90bps

Operating profit (EBIT)	588	189	+€399m

Profit before tax	407	63	+€344m

	€ cent	€ cent
Basic earnings per share	33.8	5.7	+28.1 cent
Dividend per share	18.8	18.5	+1.6%

Albert Manifold, Chief Executive, said today:
“We have had a very satisfactory first half, with good performance from our heritage businesses and contributions from 2015 acquisitions delivering significant profit growth for CRH. As always, we have maintained a strong focus on cash management, and with de-leveraging ahead of plan, I am pleased to report that we expect year-end debt metrics to be at, or below, normalised levels. Against this backdrop, the Board has decided to increase the interim dividend by 1.6% to 18.8c per share. With continued positive momentum in the Americas and the modest impact of early-stage economic recovery in Europe, and assuming normal weather conditions for the remainder of the season, we expect further progress in the second half with full year reported EBITDA in excess of €3 billion.”
Announced Thursday, 25 August 2016
This document contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this document and other factors discussed in our Annual Report on Form 20-F filed with the SEC

1See page 33 for glossary of financial terms used throughout this interim report

2016 INTERIM RESULTS

OVERVIEW

Trading results for the first half of 2016 reflect continued positive momentum in the Americas combined with a more moderate experience in Europe and the inclusion of results from the two major acquisitions completed in the second half of 2015. With the benefit of favourable weather patterns, our Americas operations started the year well and construction market activity outpaced overall economic growth. In Europe, where our key markets are in the early stages of recovery, underlying results were marginally ahead.
Reported sales of €12.7 billion for the period were 35% ahead of 2015. On a proforma basis, sales were 8% higher than 2015; this reflected an increase of 13% in the Americas, while proforma sales were 3% ahead in Europe and 4% ahead in Asia.
Following the significant acquisition activity undertaken during 2015, the Group has made some adjustments to its segmental reporting structure. The LH Assets were acquired in Q3 2015, and the Group’s reported results for 2015 included post-acquisition trading from these assets as separate items in the analysis of results by segment. These businesses have been integrated in to the Group and are now reported as part of Europe Heavyside and Americas Materials, and in a newly-created Asia reporting segment.
Margins and Returns
The first half saw a more than doubling of EBITDA to €1.12 billion. On a proforma basis, EBITDA was 20% higher than 2015, reflecting good operating leverage. Proforma EBITDA margin for the Group improved to 9.0% (H1 2015: 8.1%) and was ahead in all seven reporting segments.
In the Americas, the continued positive economic backdrop resulted in good demand in residential and non-residential markets while, with funding underpinned, the infrastructure market increased modestly. In Europe, against a backdrop of modest recovery, and with the benefits of our profit improvement initiatives, margins improved in all three reporting segments. With strong underlying fundamentals driving demand in the Philippines, margin also increased in Asia.
Operating Profit and EPS
After depreciation and amortisation charges of €532 million (H1 2015: €366 million), first half operating profit amounted to €588 million (H1 2015: €189 million).
Net finance costs for the period were broadly similar to the first six months of 2015 at €206 million (H1 2015: €199 million), as the non-recurrence of a cost of €38 million charged in 2015 for the early redemption of a portion of the US$ bonds was more than offset by the cost of increased debt in H1 2016. First half profit before tax was €407 million, compared with a profit of €63 million in H1 2015.
The interim tax charge has been estimated, as in prior years, based on current expectations of the full-year tax charge. Earnings per share for the period amounted to 33.8c (H1 2015: 5.7c), with the increase in the weighted average number of shares in issue to 825.1 million (H1 2015: 802.8 million) reflecting the placing of c.74 million shares in February 2015.
Note 2 on page 18 analyses the key components of first half 2016 performance.

DIVIDEND

The Board has decided to increase the interim dividend to 18.8c per share, an increase of 1.6% compared with last year’s level of 18.5c per share. It is proposed to pay the interim dividend on 4 November 2016 to shareholders registered at the close of business on 9 September 2016. A scrip dividend alternative will be offered to shareholders.

CAPITAL EFFICIENCY

On the divestment front, the Group completed four transactions and realised total business and asset disposal proceeds of €140 million during the first half of 2016. Development activity during the same period was €150 million on 12 acquisitions and investments (including deferred consideration in respect of prior year acquisitions).
H1 2016 Divestments
In Europe, our Distribution division disposed of a roofing products company in the Netherlands while the Heavyside business continued its exit from the precast business in Poland with the divestment of a precast concrete operation. Our Americas Products division disposed of a non-core commercial pavement products operation in North Carolina while the Americas Materials division disposed of certain aggregates and asphalt operations in Missouri. In addition, the Group realised proceeds of €65 million from the disposal of surplus property, plant and equipment.
H1 2016 Acquisitions
Development spend of €150 million comprised consideration of €136 million on acquisitions and investments, together with €14 million in respect of deferred consideration, net cash acquired and adjustments to prior year acquisitions.
In Europe, five acquisitions and investments were completed for consideration of €25 million. Our Lightside business completed two acquisitions in the UK adding annualised sales of €26 million. One company is a supplier of composite products and is a highly complementary acquisition for our Cubis business; the other acquisition is a strategic bolt-on for our garage doors operation. Europe Heavyside acquired a quarry in Ireland, entered into a sand & gravel joint venture in France and further invested in an existing joint venture in Ireland.
Our Americas Materials division completed two acquisitions and one investment in first-half 2016 for a total consideration of €78 million. The principal acquisition was of a significant aggregates and asphalt operation in Utah. This acquisition provides three asphalt plants, one ready-mix plant, one portable crushing plant and access rights to 16 aggregates sites, adding 28 million tonnes of reserves and annualised sales of US$73 million. A further acquisition in New Jersey added cumulative reserves of 39 million tonnes. An investment in an asphalt and paving company in Texas was also completed.
The Americas Products division completed four acquisitions at a spend of €33 million. The major acquisition was of a leading exterior surfaces company based in Canada, a strong addition to APG’s branded product portfolio, which will add annualised sales of CAD27 million. The division acquired a precast concrete producer located in Colorado which will increase its capacity in the region. The division also acquired the majority position in a Louisiana based operation aimed at enhancing our modular steel capabilities. Finally, a glass hardware company was acquired in Perth, Australia, which will significantly enhance our CRL operations in Western Australia.

FINANCIAL DISCIPLINE

Net debt of €7.1 billion at 30 June 2016 was €5.9 billion higher than the figure reported at 30 June 2015, reflecting the major acquisition spend in the second half of 2015, and was €0.4 billion higher than year-end 2015. The first half cash outflow of €0.3 billion from operations is better than the normal seasonal pattern of the Group and reflects the strong focus on cash management and rigorous discipline with regard to capital expenditure and working capital management. As usual we expect a strong operating cash inflow in the second half of 2016. Given the focused approach to portfolio management and with the Group’s strong track record in converting a significant proportion of its EBITDA into operating cash flow, we expect year-end 2016 debt metrics to be at or below normalised levels.

OUTLOOK

In Europe, trading conditions in the first half of 2016 reflected the modest impact of early-stage economic recovery. While the impact of the recent UK vote to leave the EU remains unclear for the medium term, the outlook for our European operations for the remainder of this year is for a continuation of first half trends.
In the Americas, we expect the positive momentum seen in construction markets during the first half of the year to continue into the second half, although the very strong finish for our Americas business in 2015 means that the second half comparatives for this year are expected to be somewhat tougher.

In Asia, we expect the positive demand backdrop experienced in the Philippines to continue for the rest of the year.

For the Group overall, assuming normal weather conditions for the remainder of the season, we expect further progress in the second half with full year reported EBITDA in excess of €3 billion.

EUROPE HEAVYSIDE
	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2016	2015	Change	Exchange	Acquisitions	Divestments	Organic
Sales revenue	+107%	3,637	1,760	+1,877	-42	+1,855	-93	+157
EBITDA	+190%	362	125	+237	-5	+249	-11	+4
Operating profit	+326%	162	38	+124	-3	+130	-7	+4
EBITDA/sales		10.0%	7.1%
Op. profit/sales		4.5%	2.2%
The acquisition impact substantially relates to the European part of the LH Assets acquired in H2 2015.

Results for the first six months of 2016 at our Europe Heavyside operations reflect the inclusion of the European part of the LH Assets acquired in the second half of 2015 and now integrated into the business operations referred to below. Our businesses have benefited from a broad based recovery in the Netherlands, Ireland and Denmark, with more subdued activity in Switzerland, Poland and Germany. Sales on a proforma basis were 4% ahead of last year reflecting the regional variations. Proforma EBITDA and margin were ahead of 2015 due to the sales improvement, the ongoing focus on cost control and improved capacity utilisation. Synergy targets are on track and continue to focus on procurement, operational and organisational efficiencies.
Western Europe
Construction activity in the first half of the year in the UK increased modestly compared with 2015 and volumes of cement, aggregates and readymixed concrete were ahead. A benign cost backdrop also contributed to an improved proforma EBITDA performance.
In France, with improving residential and non-residential demand partly offset by continued low government infrastructure spend, volumes of cement and aggregates improved modestly while the pricing environment remained competitive. Overall proforma EBITDA and margin were ahead of 2015.
Construction activity in Switzerland continues to be affected by the impact of the strong Swiss franc which has led to a challenging trading backdrop for our operations. Although volumes were ahead for each of the main products, price pressure continues to be experienced. Overall operating profit and margin were below 2015.
In the Netherlands, our structural and concrete products businesses performed well, benefiting from the recovering residential environment, while the readymixed concrete and aggregates businesses continued to be affected by the competitive trading environment. The construction market in Belgium is more subdued with concrete and cement volumes growing modestly compared to the first six months of 2015. Overall operating profit and margin were ahead.
In both Ireland and Denmark, construction activity continues to gather momentum with continued residential and non-residential growth. With the benefit of cost reduction initiatives and the resizing of our businesses over the past number of years, operating profit and margin improved and our Irish and Danish operations are in a strong position to benefit from the growth.
Sales volumes in Germany were ahead of the first half of 2015, however price pressure persists in both cement and landscaping products. Proforma EBITDA was behind 2015 due to product mix and the competitive pricing backdrop.
Eastern Europe
While our Poland activities are supported by a solid macro-economic backdrop and continued construction growth, cement volumes were behind the first half of 2015 and price pressure was experienced across all our main product lines. Overall margin and operating profit were behind the first half of 2015.
The west of Ukraine, where our operations are based, continues to be less impacted by the ongoing political uncertainty and our cement volumes increased in the first half. The higher volumes, together with good price improvements resulted in operating profit being above 2015.
Recovery of the construction market in Finland continues and volumes in all products were ahead for the first six months although the pricing environment remains competitive. Operating profit and margin were ahead of the first half of 2015.
With very wet weather in the second quarter and moderating infrastructure spend offsetting good progress in residential and non-residential investment, volumes in Romania and South East Europe were broadly in line with the first six months of 2015. Proforma EBITDA was behind 2015.

EUROPE LIGHTSIDE
	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2016	2015	Change	Exchange	Acquisitions	Divestments	Organic
Sales revenue	-	477	475	+2	-9	+16	-26	+21
EBITDA	+7%	49	46	+3	-1	+1	-2	+5
Operating profit	+15%	38	33	+5	-1	+1	-1	+6
EBITDA/sales		10.3%	9.7%
Op. profit/sales		8.0%	6.9%

Europe Lightside reported an increase of €21 million in organic sales for the first six months of 2016, driven by modest improvements in most end-use markets. EBITDA was also above 2015 due to the higher sales, lower input costs and fixed cost savings.
Construction Accessories
Our Construction Accessories businesses supply a broad range of connecting, fixing and anchoring systems to the construction industry. Like-for-like sales were 6% ahead of last year due to increased construction activity in our major markets, particularly the UK engineered accessories sector. The increased sales, together with lower input costs and improved product mix resulted in improved operating profit and margin.
Shutters & Awnings
These businesses serve the attractive RMI and late-cycle residential markets, supplying sun protection, energy-saving, and outdoor living technologies. Sales were ahead of the first half of 2015 as the German businesses, in particular, developed positively. Operating profit and margin were also ahead.
Perimeter Protection & Network Access Products
Lower sales at our perimeter protection business were driven by reduced volumes of permanent fencing only partially offset by higher volumes of early-cycle mobile fencing. Like-for-like sales of Network Access Products were 7% ahead of 2015 due to strong UK Telecoms sales and a favourable product mix. Overall operating profit was broadly in line with 2015.

EUROPE DISTRIBUTION
	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2016	2015	Change	Exchange	Divestments	2015 Swiss Fine	Organic
Sales revenue	-1%	1,982	2,010	-28	-20	-26	-	+18
EBITDA	+63%	88	54	+34	-	-1	+32	+3
Operating profit	+231%	53	16	+37	-	-	+32	+5
EBITDA/sales		4.4%	2.7%
Op. profit/sales		2.7%	0.8%

Our Distribution business, like our other European operations, benefited from improving demand in some key markets. Organic sales, EBITDA and margin were slightly ahead of 2015 reflecting the benefits of our continued focus on cost control, commercial excellence and procurement optimisation.
Professional Builders Merchants
Our professional builders merchants business has strong market positions in all of its regions, supplying a full range of building materials to general building contractors. Operating profit for this business was broadly in line with 2015, with the impact of lower sales in Switzerland and lower margins in France and Austria offset primarily by higher sales in the Benelux.
Our Benelux business saw an increase in like-for-like sales compared with the first half of 2015 due to the recovering residential backdrop in the Netherlands. Higher operating profit was driven by the increased sales combined with delivery from performance improvement initiatives. Sales at our operations in Switzerland were behind 2015 due to strong competition and reduced activity in some sectors. Operating profit was slightly behind due to the reduced sales partly offset by a better sales mix and continued reduction in operating expenses. Sales and operating profit were slightly ahead in Germany while sales levels in France and Austria were marginally behind and operating profit decreased compared with the first half of 2015.
DIY
Our DIY platform in Europe operates under three main brands; Gamma and Karwei in the Benelux and Hagebau in Germany. Sales marginally decreased during the period due to an increased focus on improving margins. Operating profit and margin were slightly higher than the first six months of 2015 due to performance improvement initiatives.
Sanitary, Heating and Plumbing (“SHAP”)
Our SHAP businesses operate in three countries, serving the growing RMI focused sanitary, heating and plumbing market.
While the businesses in Belgium and Germany delivered improved sales and profit performance, trading in Switzerland was impacted by the challenging conditions experienced by our merchanting activities. Organic sales and operating profit were ahead of the first half of 2015.

AMERICAS MATERIALS
	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2016	2015	Change	Exchange	Acquisitions	Divestments	Organic
Sales revenue	+33%	2,975	2,235	+740	-	+529	-27	+238
EBITDA	+122%	251	113	+138	-	+33	+1	+104
Operating profit/(loss)	n/m	61	-34	+95	-	-2	+2	+95
EBITDA/sales		8.4%	5.1%
Op. profit/sales		2.1%	-1.5%
The acquisition impact primarily relates to the Americas part of the LH Assets acquired in H2 2015.

Americas Materials had a strong first half, with good demand feeding healthy volume and margin gains across our main regions and product areas. Against a backdrop of modestly increasing publicly-funded infrastructure activity and improving residential and non-residential demand, volumes increased. Proforma sales increased 12%, while EBITDA was also markedly higher.
Aggregates
Proforma volumes increased by 13% while, on average, first half prices increased by 3%. Margin was well ahead of 2015 due to the increased volumes, better plant demand balance and good commercial management.
Asphalt
For the first six months proforma volumes were 17% ahead compared with 2015. On average, prices declined by 8%, however, this was more than offset by reduced bitumen and energy input costs. The leverage on the increased volumes and the reduced input cost backdrop combined to deliver margin improvement.
Readymixed Concrete
Proforma volumes increased by 12% compared with the first six months of 2015. On average, first half prices increased by 4%. While raw material input costs were higher, our margin increased.
Paving and Construction Services
Supported by favourable early season weather, increased federal highway funding and certain state initiatives, paving activity increased. The increased work combined with our internal efficiency improvements delivered increased construction revenue and margins.
Cement
Volumes at the Canadian and U.S. cement operations acquired as part of the LH Assets in 2015 were ahead on a proforma basis while prices remained relatively stable. With the higher volumes and focus on cost control, proforma EBITDA margin improved.
Regional performance
Unseasonably mild and dry weather in the early months of the year in the U.S. underpinned strong volume growth in the North region; aggregates, asphalt and readymixed concrete like-for-like volumes were 16%, 20% and 7% ahead respectively, with the key states of Ohio, Michigan and New York performing particularly well. In the South region, robust residential and commercial demand in Florida was only partly offset by reduced activity in West Virginia with like-for-like aggregates and asphalt volumes up modestly, while readymixed concrete volumes increased 14% in the period. Good market conditions and favourable weather in the key state of Texas in the Central region led to improved like-for-like volumes with aggregates and asphalt volumes both up 17% while readymixed concrete was 15% ahead. In the West region, expanding population and the economic backdrop supported good commercial and residential demand with like-for-like aggregates volumes ahead 12%, asphalt up 10% and readymixed concrete 16% above last year.

A strong start to the year in Canada was aided by improved backlogs combined with favourable weather contributing to higher volumes across all business lines while pricing remained competitive. Performance was strong in the core markets of Ontario and Quebec as underlying demand was supported by aggregates and construction projects.

Construction demand in Brazil continues to be affected by significant economic, financial and political problems.

AMERICAS PRODUCTS
	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2016	2015	Change	Exchange	Acquisitions	Divestments	Organic
Sales revenue	+18%	2,249	1,903	+346	-41	+283	-145	+249
EBITDA	+47%	264	179	+85	-3	+60	-	+28
Operating profit	+78%	199	112	+87	+3	+44	+4	+36
EBITDA/sales		11.7%	9.4%
Op. profit/sales		8.8%	5.9%
The acquisition impact primarily relates to CRL, which was acquired in H2 2015.

Against a backdrop of unusually mild weather, construction activity in the United States continued to advance in 2016, and the improving residential and non-residential trends resulted in stronger demand for our Americas Products businesses in the first half. Overall proforma sales in the first half were 16% ahead compared with 2015. Higher sales together with a favourable product mix and continued commercial focus helped increase profits and margins.
Architectural Products
APG is a leading supplier of concrete masonry and hardscape products and has strong national positions in dry mixes and packaged lawn and garden products. In addition to contractor-based new construction, the DIY and professional RMI segments are significant end-users. Like-for-like sales were up 17% compared with first-half 2015 reflecting the stronger demand and more favourable weather patterns than in 2015, together with the benefit of increased Homecenter penetration. The leverage on the increased sales, combined with modestly higher selling prices, generated margin improvement and operating profit was ahead of 2015.
Precast
Our Precast business supplies a broad range of value-added concrete, and related utility products with the electrical, telecommunications, water and transportation sectors being major end-markets. Strong demand across most end-use segments and favourable weather resulted in like-for-like sales increasing 9% compared with the first half of 2015 with all main markets performing well. Modest price improvement together with a relatively benign cost backdrop positively impacted margin and overall operating profit was ahead of last year.
BuildingEnvelope®
The BuildingEnvelope® group is North America’s largest supplier of architectural glass, aluminium glazing systems and custom hardware products to the glass and glazing industry. In September 2015, we acquired CRL, a highly complementary platform at a total cost of €1.2 billion. CRL is the leading North American manufacturer and supplier of custom door hardware and glazing installation products. Integration of CRL is complete and realisation of synergies is well underway. With the benefit of improving market conditions, overall proforma sales rose by 9%. The business experienced a positive price environment and a favourable product mix, which together with the impact of the acquisition, resulted in overall operating profit and margin for BuildingEnvelope® being ahead of 2015.

AMERICAS DISTRIBUTION
	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2016	2015	Change	Exchange	Acquisitions	Divestments	Organic
Sales revenue	+11%	1,099	987	+112	-	-	-	+112
EBITDA	+26%	48	38	+10	-	-	-	+10
Operating profit	+38%	33	24	+9	-	-	-	+9
EBITDA/sales		4.4%	3.9%
Op. profit/sales		3.0%	2.4%

Americas Distribution, trading as Allied Building Products (“Allied”), reported strong sales and profit growth in the first half of 2016. Activity levels improved in the Exterior and Interior products segments, as well as the growing Solar business, and both margin and operating profit were ahead of 2015.
Exterior Products
Exterior Products is largely comprised of commercial and residential roofing, siding and related products, the demand for which is greatly influenced by residential and commercial replacement activity (75% of sales volume is RMI-related). Allied continues to maintain its position as one of the top three roofing and siding distributors in the United States.
With very favourable weather conditions throughout the US in the first half of 2016, RMI roofing market shipments in all major regions increased, while with continued focus on commercial positioning and the internal cost base, margin improved.
Interior Products
This business specialises in the distribution of wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity; demand is driven primarily by new commercial construction activity, although the business also supplies the multi-family home building sector. Allied is the third largest Interior Products distributor in the US.
Demand growth for core products was strong in the first half, particularly in the West and Southeast, contributing to higher sales and improved operating profit.

ASIA
	%	Six months ended 30 June
€ million	Change	2016	2015
Sales revenue	n/m	274	-
EBITDA	n/m	58	-
Operating profit	n/m	42	-
EBITDA/sales		21.2%	-
Op. profit/sales		15.3%	-

The newly formed Asia division is reported for the first time. The figures above reflect the results from the Philippines’ operations acquired as part of the LH Assets in the second half of 2015 together with CRH Asia’s divisional costs.

Philippines
With a strong economic backdrop supported by continued government spending, strong foreign direct investment in the outsourced services sector and migrant labour remittances, both cement volumes and prices moved ahead at our Philippines operations. These combined with a benign cost environment resulted in improved proforma EBITDA and margin.

India and China
The Group’s investments in India and China are equity accounted and CRH’s share of profit after tax from these businesses is reported in profit before tax along with the Group’s other equity accounted investments.

In India, our joint venture, My Home Industries, benefited from the favourable macro-economic situation in the country and volumes were 10% ahead of the first six months of 2015, although with new competitor production capacity, prices were under significant pressure.

First half GDP in China was c. +7% driven primarily by residential construction in tier 1 cities as well as growth in the technology, healthcare and education sectors. Traditional heavy industries, especially in Northeast China, are under pressure due to falling global demand, overcapacity and increased environmental focus. Volumes and prices at Yatai Building Materials, based in the Northeast of China and in which the Group has a 26% investment, remained under pressure.

Six Months to 30 June Proforma Comparisons
	CRH	Exclude
	Reported	Divested	One-off	Proforma	Proforma	Proforma
	H1 2016	entities	Items1	H1 2016	H1 20152	% Change
Sales	€ m	€ m	€ m	€ m	€ m

Europe Heavyside	3,637	-		3,637	3,503	4%
Europe Lightside	477	-		477	440	8%
Europe Distribution	1,982	-		1,982	1,964	1%
	6,096	-		6,096	5,907	3%

Americas Materials	2,975	-14		2,961	2,648	12%
Americas Products	2,249	-		2,249	1,935	16%
Americas Distribution	1,099	-		1,099	987	11%
	6,323	-14		6,309	5,570	13%

Asia	274	-		274	263	4%
	12,693	-14		12,679	11,740	8%

EBITDA	€ m	€ m	€ m	€ m	€ m

Europe Heavyside	362	-	15	377	362	4%
Europe Lightside	49	-	-	49	43	14%
Europe Distribution	88	-	-	88	84	5%
	499	-	15	514	489	5%

Americas Materials	251	2	10	263	156	69%
Americas Products	264	-	-	264	219	21%
Americas Distribution	48	-	-	48	38	26%
	563	2	10	575	413	39%

Asia	58	-	-	58	54	7%
	1,120	2	25	1,147	956	20%
Proforma EBITDA Margin				9.0%	8.1%

1 The significant "one-off" costs incurred by CRH in the first half of 2016 relate to expenses of €25 million associated with the integration of the LH Assets.

2 See detailed reconciliation of 2015 reported information to proforma 2015 on page 32.

CONDENSED CONSOLIDATED INCOME STATEMENT
			Year ended
	Six months ended 30 June		31 December
	2016	2015	2015
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Revenue	12,693	9,370	23,635
Cost of sales	(8,717)	(6,684)	(16,394)
Gross profit	3,976	2,686	7,241
Operating costs	(3,388)	(2,497)	(5,964)
Group operating profit	588	189	1,277
Profit on disposals	20	72	101
Profit before finance costs	608	261	1,378
Finance costs	(181)	(144)	(303)
Finance income	3	5	8
Other financial expense	(28)	(60)	(94)
Share of equity accounted investments’ profit	5	1	44
Profit before tax	407	63	1,033
Income tax expense - estimated at interim	(114)	(16)	(304)
Group profit for the financial period	293	47	729

Profit attributable to:
Equity holders of the Company	279	46	724
Non-controlling interests	14	1	5
Group profit for the financial period	293	47	729

Earnings per Ordinary Share
Basic	33.8c	5.7c	89.1c
Diluted	33.6c	5.7c	88.7c

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Group profit for the financial period	293	47	729
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects	(304)	739	661
Gains/(losses) relating to cash flow hedges	6	6	(2)
	(298)	745	659
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	(284)	171	203
Tax on items recognised directly within other comprehensive income	50	(28)	(30)
	(234)	143	173

Total other comprehensive income for the financial period	(532)	888	832
Total comprehensive income for the financial period	(239)	935	1,561

Attributable to:
Equity holders of the Company	(242)	932	1,538
Non-controlling interests	3	3	23
Total comprehensive income for the financial period	(239)	935	1,561

CONDENSED CONSOLIDATED BALANCE SHEET
	As at 30	As at 30	As at 31
	June 2016	June 2015	December 2015
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	12,608	7,822	13,062
Intangible assets	7,691	4,411	7,820
Investments accounted for using the equity method	1,260	1,415	1,317
Other financial assets	27	25	28
Other receivables	218	106	149
Derivative financial instruments	129	70	85
Deferred income tax assets	194	146	149
Total non-current assets	22,127	13,995	22,610

Current assets
Inventories	2,997	2,537	2,873
Trade and other receivables	4,927	3,577	3,977
Current income tax recoverable	18	11	5
Derivative financial instruments	26	22	24
Cash and cash equivalents	1,394	5,239	2,518
Total current assets	9,362	11,386	9,397
Total assets	31,489	25,381	32,007

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	283	280	281
Preference share capital	1	1	1
Share premium account	6,160	6,014	6,021
Treasury Shares and own shares	(12)	(39)	(28)
Other reserves	266	227	240
Foreign currency translation reserve	407	794	700
Retained income	5,471	5,245	5,800
	12,576	12,522	13,015
Non-controlling interests	535	22	529
Total equity	13,111	12,544	13,544

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	7,940	6,169	8,465
Derivative financial instruments	3	14	5
Deferred income tax liabilities	1,975	1,399	2,023
Other payables	273	184	410
Retirement benefit obligations	872	590	588
Provisions for liabilities	647	323	603
Total non-current liabilities	11,710	8,679	12,094

Current liabilities
Trade and other payables	5,241	3,532	4,761
Current income tax liabilities	426	129	401
Interest-bearing loans and borrowings	642	351	756
Derivative financial instruments	25	9	19
Provisions for liabilities	334	137	432
Total current liabilities	6,668	4,158	6,369
Total liabilities	18,378	12,837	18,463
Total equity and liabilities	31,489	25,381	32,007

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
For the financial period ended 30 June 2016 (unaudited)

At 1 January 2016	282	6,021	(28)	240	700	5,800	529	13,544
Group profit for period	-	-	-	-	-	279	14	293
Other comprehensive income	-	-	-	-	(293)	(228)	(11)	(532)
Total comprehensive income	-	-	-	-	(293)	51	3	(239)

Issue of share capital (net of expenses)	2	139	-	-	-	-	-	141
Share-based payment expense	-	-	-	26	-	-	-	26
Treasury/own shares reissued	-	-	18	-	-	(18)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(2)	-	-	-	-	(2)
Tax relating to share-based payment expense	-	-	-	-	-	1	-	1
Dividends (including shares in lieu of dividends)	-	-	-	-	-	(363)	(5)	(368)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	8	8
At 30 June 2016	284	6,160	(12)	266	407	5,471	535	13,111

For the financial period ended 30 June 2015 (unaudited)

At 1 January 2015	254	4,324	(76)	213	57	5,405	21	10,198
Group profit for period	-	-	-	-	-	46	1	47
Other comprehensive income	-	-	-	-	737	149	2	888
Total comprehensive income	-	-	-	-	737	195	3	935

Issue of share capital (net of expenses)	27	1,690	-	-	-	-	-	1,717
Share-based payment expense	-	-	-	14	-	-	-	14
Treasury/own shares reissued	-	-	37	-	-	(37)	-	-
Share option exercises	-	-	-	-	-	41	-	41
Dividends (including shares in lieu of dividends)	-	-	-	-	-	(359)	(2)	(361)
At 30 June 2015	281	6,014	(39)	227	794	5,245	22	12,544

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - continued
For the financial year ended 31 December 2015 (audited)
Attributable to the equity holders of the Company
			Treasury		Foreign
Issued		Share	Shares/		currency		Non-
share		premium	own	Other	translation	Retained	controlling	Total
capital		account	shares	reserves	reserve	income	interests	equity
€ m		€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2015	254	4,324	(76)	213	57	5,405	21	10,198
Group profit for year	-	-	-	-	-	724	5	729
Other comprehensive income	-	-	-	-	643	171	18	832
Total comprehensive income	-	-	-	-	643	895	23	1,561
Issue of share capital (net of expenses)	28	1,697	-	-	-	-	-	1,725
Share-based payment expense	-	-	-	27	-	-	-	27
Treasury/own shares reissued	-	-	51	-	-	(51)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Tax relating to share-based payment expense	-	-	-	-	-	5	-	5
Share option exercises	-	-	-	-	-	57	-	57
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(511)	(4)	(515)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	489	489
At 31 December 2015	282	6,021	(28)	240	700	5,800	529	13,544

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	Six months ended 30 June		Year ended 31 December
	2016	2015	2015
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Cash flows from operating activities
Profit before tax	407	63	1,033
Finance costs (net)	206	199	389
Share of equity accounted investments’ profit after tax	(5)	(1)	(44)
Profit on disposals	(20)	(72)	(101)
Group operating profit	588	189	1,277
Depreciation charge	497	344	843
Amortisation of intangible assets	35	22	55
Impairment charge	-	-	44
Share-based payment expense	26	14	27
Other (primarily pension payments)	(1)	10	(47)
Net movement on working capital and provisions	(814)	(598)	585
Cash generated from operations	331	(19)	2,784
Interest paid (including finance leases)	(169)	(203)	(302)
Corporation tax paid	(93)	(47)	(235)
Net cash inflow/(outflow) from operating activities	69	(269)	2,247

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	140	670	889
Interest received	3	5	8
Dividends received from equity accounted investments	15	33	53
Purchase of property, plant and equipment	(408)	(338)	(882)
Acquisition of subsidiaries (net of cash acquired)	(117)	(74)	(7,296)
Other investments and advances	(4)	(7)	(19)
Deferred and contingent acquisition consideration paid	(26)	(32)	(59)
Net cash (outflow)/inflow from investing activities	(397)	257	(7,306)

Cash flows from financing activities
Proceeds from issue of shares (net)	10	1,593	1,593
Proceeds from exercise of share options	-	41	57
Increase in interest-bearing loans, borrowings and finance leases	379	1,656	5,633
Net cash flow arising from derivative financial instruments	26	27	47
Premium paid on early debt redemption	-	(38)	(38)
Treasury/own shares purchased	(2)	-	(3)
Repayment of interest-bearing loans, borrowings and finance leases	(942)	(1,231)	(2,744)
Dividends paid to equity holders of the Company	(232)	(235)	(379)
Dividends paid to non-controlling interests	(5)	(2)	(4)
Net cash (outflow)/inflow from financing activities	(766)	1,811	4,162
(Decrease)/increase in cash and cash equivalents	(1,094)	1,799	(897)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at beginning of period	2,518	3,295	3,295
Translation adjustment	(30)	145	120
(Decrease)/increase in cash and cash equivalents	(1,094)	1,799	(897)
Cash and cash equivalents at end of period	1,394	5,239	2,518
Reconciliation of opening to closing net debt
Net debt at beginning of period	(6,618)	(2,492)	(2,492)
Debt in acquired companies	(3)	-	(175)
Debt in disposed companies	-	-	20
Increase in interest-bearing loans, borrowings and finance leases	(379)	(1,656)	(5,633)
Net cash flow arising from derivative financial instruments	(26)	(27)	(47)
Repayment of interest-bearing loans, borrowings and finance leases	942	1,231	2,744
(Decrease)/increase in cash and cash equivalents	(1,094)	1,799	(897)
Mark-to-market adjustment	(1)	47	(1)
Translation adjustment	118	(114)	(137)
Net debt at end of period	(7,061)	(1,212)	(6,618)

SUPPLEMENTARY INFORMATION
Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements
1.
Basis of Preparation and Accounting Policies
The financial information presented in this report has been prepared in accordance with the Group’s accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting.
These Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the Annual Consolidated Financial Statements and should be read in conjunction with the Group’s Annual Consolidated Financial Statements in respect of the year ended 31 December 2015.
The accounting policies and methods of computation employed in the preparation of the Condensed Consolidated Interim Financial Statements are the same as those employed in the preparation of the most recent Annual Consolidated Financial Statements in respect of the year ended 31 December 2015, except for the adoption of standard amendments effective as of 1 January 2016.
Adoption of new IFRSs and/or IFRICs
The following standard amendments became effective for the Group as of 1 January 2016:
●
Annual Improvements 2011-2014 Cycle
The application of these amendments did not result in material changes to the Group’s Condensed Consolidated Financial Statements.
Translation of Foreign Currencies
The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results and balance sheets into euro were:
	Average			Period end
	Six months ended		Year ended	Six months ended		Year ended
	30 June		31 December	30 June		31 December
euro 1 =	2016	2015	2015	2016	2015	2015

Brazilian Real	4.1295	3.3103	3.7004	3.5898	3.4699	4.3117
Canadian Dollar	1.4844	1.3774	1.4186	1.4384	1.3839	1.5116
Chinese Renminbi	7.2965	6.9408	6.9733	7.3755	6.9366	7.0608
Hungarian Forint	312.7135	307.5057	309.9956	317.0600	314.93	315.9800
Indian Rupee	75.0019	70.1244	71.1956	74.9603	71.1873	72.0215
Philippine Peso	52.3278	49.7225	50.5217	52.2410	50.4740	50.9990
Polish Zloty	4.3688	4.1409	4.1841	4.4362	4.1911	4.2639
Pound Sterling	0.7788	0.7323	0.7258	0.8265	0.7114	0.7340
Romanian Leu	4.4956	4.4479	4.4454	4.5234	4.4725	4.5240
Serbian Dinar	122.9869	120.8973	120.7168	123.2547	120.3582	121.5612
Swiss Franc	1.0960	1.0567	1.0679	1.0867	1.0413	1.0835
Ukrainian Hryvnia	28.4216	24.0453	24.3693	27.5700	23.5271	26.1434
US Dollar	1.1159	1.1158	1.1095	1.1102	1.1189	1.0887

1.
Basis of Preparation and Accounting Policies - continued
Impairment
As at 30 June 2016, the Group performed a review of indicators of impairment relating to goodwill allocated to cash-generating units for which sensitivity analysis of the recoverable amounts was disclosed in the year-end 2015 Consolidated Financial Statements. The carrying values of items of property, plant and equipment were also reviewed for indicators of impairment. These reviews did not give rise to any impairment charges in the first half of 2016 (H1 2015: €nil). While we have not identified any impairments in our half-year review, we recognise that the economic environment in some of the Group’s markets remain challenging. As part of our annual process we will be updating our impairment reviews prior to the finalisation of the full-year Consolidated Financial Statements for 2016, and will assess the impact of the items noted above (and of our consequential management actions) to determine whether they have an impact on the long-term valuation of our cash-generating units.
Going Concern
The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group’s products are not usually shipped cross-border.
Having assessed the relevant business risks, the Directors believe that the Group is well placed to manage these risks successfully and have a reasonable expectation that CRH plc, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Condensed Consolidated Interim Financial Statements.
Operating Segments
The Group has completed the integration of the businesses acquired from Lafarge S.A. and Holcim Limited during Q3 2015. In light of this, CRH has re-visited its operating segment disclosures to ensure that they continue to reflect the Group’s organisational structure and the nature of the financial information reported to and assessed by the Group Chief Executive and Finance Director, who are together determined to fulfil the role of Chief Operating Decision Maker (as defined in IFRS 8 Operating Segments). As a result, a new operating segment for Asia has been identified and activities reported in 2015 in the “LH Assets” operating segment have been reallocated within the Europe Heavyside, Americas Materials and the new Asia segments. Accordingly, the Group now reports across the following seven operating segments in this interim report:
● Europe Heavyside
● Europe Lightside
● Europe Distribution
● Americas Materials
● Americas Products
● Americas Distribution
● Asia
In note 3 on page 19, comparative amounts for full year 2015, and at year-end 2015, have been restated where necessary to reflect the new format for segmentation.
2.
Key Components of Performance for the First Half of 2016
€ million	Sales revenue	EBITDA	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT	Pre-tax profit
First half 2015	9,370	555	189	72	(199)	1	63
Exchange effects	(112)	(9)	(1)	-	3	-	2
2015 at 2016 rates	9,258	546	188	72	(196)	1	65
Incremental impact in 2016 of:
- 2015/2016 acquisitions	2,957	401	215	-	(39)	1	177
- 2015/2016 divestments	(317)	(13)	(2)	(53)	2	(4)	(57)
- Swiss fine	-	32	32	-	-	-	32
- Early bond redemptions	-	-	-	-	38	-	38
- Organic	795	154	155	1	(11)	7	152
First half 2016	12,693	1,120	588	20	(206)	5	407

% Total change	35%	102%
3.
Segment Information
	Six months ended 30 June - Unaudited				Year ended 31 December – Restated(i)
	2016		2015		2015
	€ m	%	€ m	%	€ m	%
Revenue
Europe Heavyside	3,637	28.6	1,760	18.8	5,256	22.3
Europe Lightside	477	3.8	475	5.1	961	4.1
Europe Distribution	1,982	15.6	2,010	21.4	4,158	17.6
Americas Materials	2,975	23.4	2,235	23.9	7,018	29.7
Americas Products	2,249	17.7	1,903	20.3	3,862	16.3
Americas Distribution	1,099	8.7	987	10.5	2,229	9.4
Asia	274	2.2	-	-	151	0.6
	12,693	100.0	9,370	100.0	23,635	100.0
EBITDA
Europe Heavyside	362	32.3	125	22.5	460	20.8
Europe Lightside	49	4.4	46	8.3	100	4.5
Europe Distribution	88	7.8	54	9.7	171	7.7
Americas Materials	251	22.4	113	20.4	955	43.0
Americas Products	264	23.6	179	32.3	391	17.6
Americas Distribution	48	4.3	38	6.8	140	6.3
Asia	58	5.2	-	-	2	0.1
	1,120	100.0	555	100.0	2,219	100.0
Depreciation, amortisation and impairment
Europe Heavyside	200	37.6	87	23.8	325	34.4
Europe Lightside	11	2.1	13	3.5	25	2.6
Europe Distribution	35	6.6	38	10.4	77	8.2
Americas Materials	190	35.7	147	40.2	335	35.6
Americas Products	65	12.2	67	18.3	142	15.1
Americas Distribution	15	2.8	14	3.8	29	3.1
Asia	16	3.0	-	-	9	1.0
	532	100.0	366	100.0	942	100.0
Operating profit
Europe Heavyside	162	27.6	38	20.1	135	10.5
Europe Lightside	38	6.5	33	17.5	75	5.9
Europe Distribution	53	9.0	16	8.5	94	7.3
Americas Materials	61	10.4	(34)	(18.0)	620	48.6
Americas Products	199	33.8	112	59.2	249	19.5
Americas Distribution	33	5.6	24	12.7	111	8.7
Asia	42	7.1	-	-	(7)	(0.5)
	588	100.0	189	100.0	1,277	100.0
Profit/(loss) on disposals
Europe Heavyside	7		13		101
Europe Lightside	1		-		(23)
Europe Distribution	12		5		8
Americas Materials	(12)		21		24
Americas Products	10		33		(11)
Americas Distribution	2		-		2
Asia	-		-		-
	20		72		101

3.
Segment Information - continued
	Six months ended 30 June - Unaudited				Year ended 31 December - Audited
	2016		2015		2015
	€ m		€ m		€ m
Reconciliation of Group operating profit to profit before tax:
Group operating profit (analysed on page 19)	588		189		1,277
Profit on disposals	20		72		101
Profit before finance costs	608		261		1,378
Finance costs less income	(178)		(139)		(295)
Other financial expense	(28)		(60)		(94)
Share of equity accounted investments’ profit	5		1		44
Profit before tax	407		63		1,033

	Six months ended 30 June - Unaudited				Year ended 31 December – Restated(i)
	2016		2015		2015
	€ m	%	€ m	%	€ m	%
Total assets
Europe Heavyside	9,011	31.7	4,326	23.4	9,224	33.1
Europe Lightside	800	2.8	831	4.5	767	2.8
Europe Distribution	2,331	8.2	2,355	12.8	2,238	8.0
Americas Materials	9,257	32.5	6,994	37.9	8,780	31.5
Americas Products	4,312	15.2	2,875	15.6	4,146	14.9
Americas Distribution	1,181	4.2	1,072	5.8	1,095	3.9
Asia	1,549	5.4	-	-	1,631	5.8
	28,441	100.0	18,453	100.0	27,881	100.0
Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:
Investments accounted for using the equity method	1,260		1,415		1,317
Other financial assets	27		25		28
Derivative financial instruments (current and non-current)	155		92		109
Income tax assets (current and deferred)	212		157		154
Cash and cash equivalents	1,394		5,239		2,518
Total assets	31,489		25,381		32,007

(i)
The segmental analysis of the audited results for full year 2015 has been restated to allocate post-acquisition contributions from the LH Assets (acquired Q3 2015) to the relevant segments as described in the operating segments paragraph of note 1 on page 18 above. Similarly, the segmental analysis of the audited total assets at year-end 2015 has also been restated to allocate the total assets attributable to this acquisition to the relevant segments.

4.
Seasonality
Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the tables on page 19, the Group’s operations exhibit a high degree of seasonality and can be significantly impacted by the timing of acquisitions and divestments; for example, first-half EBITDA in the 2015 financial year accounted for 25% of the EBITDA reported for the full year 2015.

5.
Earnings per Ordinary Share
The computation of basic and diluted earnings per Ordinary Share is set out below:
	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2016	2015	2015
	€ m	€ m	€ m
Numerator computations
Group profit for the financial period	293	47	729
Profit attributable to non-controlling interests	(14)	(1)	(5)
Numerator for basic and diluted earnings per Ordinary Share	279	46	724

Denominator computation
Weighted average number of Ordinary Shares (millions) outstanding for the financial period	825.1	802.8	812.3
Effect of dilutive potential Ordinary Shares (share options) (millions)	4.9	3.0	3.6
Denominator for diluted earnings per Ordinary Share (millions)	830.0	805.8	815.9

Earnings per Ordinary Share
- basic	33.8c	5.7c	89.1c
- diluted	33.6c	5.7c	88.7c

6.
Dividends
	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2016	2015	2015
Net dividend paid per share (€ cent)	44.0	44.0	62.5
Net dividend declared for the period (€ cent)	18.8	18.5	62.5
Dividend cover (Earnings per share/Dividend declared per share)	1.80x	0.31x	1.43x

7.
Net Finance Costs
	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2016	2015	2015
	€ m	€ m	€ m
Finance costs	181	144	303
Finance income	(3)	(5)	(8)
Other financial expense	28	60	94
Total net finance costs	206	199	389

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	177	142	294
Net cost/(credit) re change in fair value of derivatives	1	(3)	1
Net debt-related interest costs	178	139	295
Premium paid on early debt redemption	-	38	38
Net pension-related finance cost	6	8	17
Charge to unwind discount on provisions/deferred consideration	22	14	39
Total net finance costs	206	199	389

8.
Net Debt
	As at 30 June		As at 30 June		As at 31 December
	Unaudited		Unaudited		Audited
	Fair value	Book value	Fair value	Book value	Fair value	Book value
	2016		2015		2015
Gross debt	€ m	€ m	€ m	€ m	€ m	€ m
Non-current assets
Derivative financial instruments	129	129	70	70	85	85
Current assets
Derivative financial instruments	26	26	22	22	24	24
Cash and cash equivalents	1,394	1,394	5,239	5,239	2,518	2,518
Non-current liabilities
Interest-bearing loans and borrowings	(8,469)	(7,940)	(6,495)	(6,169)	(8,737)	(8,465)
Derivative financial instruments	(3)	(3)	(14)	(14)	(5)	(5)
Current liabilities
Interest-bearing loans and borrowings	(642)	(642)	(355)	(351)	(789)	(756)
Derivative financial instruments	(25)	(25)	(9)	(9)	(19)	(19)
Group net debt	(7,590)	(7,061)	(1,542)	(1,212)	(6,923)	(6,618)

Gross debt, net of derivatives, matures as follows:
		As at 30 June		As at 30 June		As at 31 December
		2016		2015		2015
		€ m		€ m		€ m
Within one year		(641)		(338)		(751)
Between one and two years		(794)		(469)		(778)
Between two and five years		(2,238)		(1,077)		(2,600)
After five years		(4,782)		(4,567)		(5,007)
Total		(8,455)		(6,451)		(9,136)

8.
Net Debt - continued
Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:
	As at 30 June	As at 30 June	As at 31 December
	Unaudited	Unaudited	Audited
	2016	2015	2015
	€ m	€ m	€ m
Within one year	157	-	31
Between one and two years	37	1,840	220
Between two and five years	-	965	2,837
After five years	2,550	2,787	-
	2,744	5,592	3,088

Market captialisation
Market capitalisation, calculated as the period-end share price multiplied by the number of ordinary shares in issue, is as follows:
	As at 30 June	As at 30 June	As at 31 December
	Unaudited	Unaudited	Audited
	2016	2015	2015
	€ m	€ m	€ m
Market capitalisation at period-end	21,571	20,814	21,977

Lender covenants
The Group's major bank facilities require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.
The financial covenants are:
(1)
Minimum interest cover defined as rolling 12 months’ PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 30 June 2016 the ratio was 9.1 times (30 June 2015: 6.9 times).
(2)
Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €6.3 billion (30 June 2015: €5.6 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 30 June 2016, net worth (as defined in the relevant agreement) was €15.1 billion (30 June 2015: €13.9 billion).

The net debt metrics are as follows:
		Six months ended 30 June		Year ended 31 December
		Unaudited	Unaudited	Audited
		2016	2015	2015
EBITDA interest cover (times)	-six months to 30 June	6.3	4.0	-
	-rolling 12 months	8.3	6.6	7.5
EBIT interest cover (times)	-six months to 30 June	3.3	1.4	-
	-rolling 12 months	5.0	3.6	4.3

Net debt as a percentage of market capitalisation		33%	6%	30%
Net debt as a percentage of total equity		54%	10%	49%
9.
Fair Value of Financial Instruments

The table below sets out the valuation basis of financial instruments held at fair value by the Group:
	Level 2 (i)			Level 3 (i)
	As at 30 June		As at 31 December	As at 30 June		As at 31 December
	Unaudited		Audited	Unaudited		Audited
	2016	2015	2015	2016	2015	2015
Assets measured at fair value	€ m	€ m	€ m	€ m	€ m	€ m
Fair value hedges: cross currency and interest rate swaps	122	54	81	-	-	-
Cash flow hedges: cross currency, interest rate swaps and commodity forwards	-	2	-	-	-	-
Net investment hedges: cross currency swaps	23	8	15	-	-	-
Not designated as hedges (held-for-trading): interest rate swaps	10	28	13	-	-	-
Total	155	92	109	-	-	-
Liabilities measured at fair value
Fair value hedges: cross currency and interest rate swaps	-	(14)	-	-	-	-
Cash flow hedges: cross currency, interest rate swaps and commodity forwards	(6)	-	(11)	-	-	-
Net investment hedges: cross currency swaps	(14)	(9)	(7)	-	-	-
Not designated as hedges (held-for-trading): interest rate swaps	(8)	-	(6)	-	-	-
Contingent consideration	-	-	-	(123)	(110)	(111)
Total	(28)	(23)	(24)	(123)	(110)	(111)

The carrying amount of current and non-current trade and other receivables and trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. There were no transfers between Levels 2 and 3 during the periods.
There were no significant changes in contingent consideration recognised in profit or loss or other comprehensive income in the current period. Further details in relation to the inputs into valuation models for contingent consideration are available in the Group’s 2015 Annual Report.
(i)
For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety. Further details in relation to fair value hierarchy are available in the Group’s 2015 Annual Report.

10.
Summarised Cash Flow
	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2016	2015	2015
	€ m	€ m	€ m
Inflows
Profit before tax	407	63	1,033
Depreciation and amortisation including impairments	532	366	942
	939	429	1,975
Outflows
Working capital (outflow)/inflow (i)	(774)	(597)	642
Tax payments	(93)	(47)	(235)
Capital expenditure	(408)	(338)	(882)
Premium paid on early debt redemption	-	(38)	(38)
Other (ii)	11	(22)	(133)
	(1,264)	(1,042)	(646)

Operating cash (outflow)/inflow	(325)	(613)	1,329

Pension payments (in excess of)/greater than pension expense	(1)	4	(53)
Acquisitions and investments (iii)	(150)	(113)	(7,549)
Proceeds from disposals	140	670	1,017
Share issues (iv)	139	1,758	1,779
Dividends (before scrip dividend)	(363)	(359)	(511)
Translation and mark-to-market adjustments	117	(67)	(138)
(Increase)/decrease in net debt	(443)	1,280	(4,126)

(i)
Working capital (outflow)/inflow includes the difference between net finance costs of €206 million (H1 2015: €199 million) (included in profit before tax) and interest paid of €169 million (H1 2015: €203 million) and interest received of €3 million (H1 2015: €5 million).
(ii)
Primarily non-cash items included in profit before tax, including profits on disposals/divestments of €20 million (H1 2015: €72 million), share-based payments expense of €26 million (H1 2015: €14 million) and CRH’s share of equity accounted investments’ profit after tax of €5 million (H1 2015: €1 million). Other cash flows included comprise dividends received from equity accounted investments of €15 million (H1 2015: €33 million) and dividends paid to non-controlling interests of €5 million (H1 2015: €2 million).
(iii)
Acquisitions and investments spend comprises consideration for acquisition of subsidiaries (including debt acquired), deferred and contingent consideration paid, other investments and advances (see note 12 (iii) on page 29).
(iv)
Proceeds from share issues include scrip dividends of €131 million (H1 2015: €124 million) and are net of treasury shares purchased of €2 million (H1 2015: €nil).

11.
Share of Equity Accounted Investments’ Profit
The Group’s share of joint ventures’ and associates’ profit after tax is equity accounted and is presented as a single-line item in the Condensed Consolidated Income Statement. It is analysed between the principal Condensed Consolidated Income Statement captions as follows:
	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2016	2015	2015
	€ m	€ m	€ m
Group share of:
Revenue	578	664	1,457
EBITDA	50	64	163
Operating profit	18	23	81
Profit after tax	5	1	44

Analysis of Group share of profit/(loss) after tax:
Share of joint ventures’ profit after tax	17	(11	41
Share of associates’ (loss)/profit after tax	(12)	(10)	3
Share of equity accounted investments’ profit after tax	5	1	44

12.
Acquisitions
The acquisitions completed during the period ended 30 June 2016, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:
Europe: Ireland: Carrigtwohill Quarry (11 March); UK: Alluguard Limited (3 May); MCL Group Industries Limited (3 May).
Americas: Australia: Neil Bennett Pty, Ltd. (1 February); Canada: Techniseal Products, Inc. (20 May); Colorado: selected assets of Colorado Precast Concrete, Inc. (7 March); Louisiana: Module X Oldcastle LLC (51%, 12 May); New Jersey: Meer Property (26 February); Utah: selected assets of Nielson Construction (1 February).
The following table analyses the 9 acquisitions (H1 2015: 7 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Six months ended 30 June - unaudited
Reportable segments	Number of acquisitions		Goodwill		Consideration
	2016	2015	2016	2015	2016	2015
			€ m	€ m	€ m	€ m
Europe Heavyside	1	-	-	-	2	-
Europe Lightside	2	1	10	3	22	10
Europe	3	1	10	3	24	10

Americas Materials	2	5	9	4	75	18
Americas Products	4	1	6	7	33	48
Americas	6	6	15	11	108	66

Total Group	9	7	25	14	132	76
Adjustments to provisional fair values of prior period acquisitions			30	-	4	-
Total			55	14	136	76

None of the acquisitions completed during the financial period was considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

12.
Acquisitions – continued
The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:
	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2016	2015	2015
Assets	€ m	€ m	€ m
Non-current assets
Property, plant and equipment	15	36	5,413
Intangible assets	10	19	298
Equity accounted investments	-	-	24
Other financial assets	-	-	5
Total non-current assets	25	55	5,740

Current assets
Inventories	14	9	621
Trade and other receivables (i)	28	12	1,533
Cash and cash equivalents	4	-	494
Total current assets	46	21	2,648

Liabilities
Trade and other payables	(22)	(12)	(1,549)
Provisions for liabilities	26	(1)	(581)
Retirement benefit obligations	(1)	-	(87)
Interest-bearing loans and borrowings and finance leases	(3)	-	(175)
Current income tax liabilities	-	-	(149)
Deferred income tax liabilities	18	(1)	(627)
Total liabilities	18	(14)	(3,168)

Total identifiable net assets at fair value	89	62	5,220
Goodwill arising on acquisition (ii)	55	14	3,187
Joint Ventures becoming subsidiaries	-	-	(25)
Non-controlling interests	(8)*	-	(489)
Total consideration	136	76	7,893

Consideration satisfied by:
Cash payments	121	74	7,790
Deferred consideration (stated at net present cost)	15	2	97
Profit on step acquisition	-	-	6
Total consideration	136	76	7,893

Net cash outflow arising on acquisition
Cash consideration	121	74	7,790
Less: cash and cash equivalents acquired	(4)	-	(494)
Total (iii)	117	74	7,296

*Measured at the proportionate share of net assets

12.
Acquisitions – continued

The acquisition balance sheet presented on page 28 reflects the identifiable net assets acquired in respect of acquisitions completed during 2016, together with adjustments to provisional fair values (to the extent identified as of 30 June 2016) in respect of acquisitions completed during 2015. The impact of measurement period adjustments on the acquisition balance sheet as reported on page 28 are outlined below. The measurement period for a number of the acquisitions completed in 2015, including the two most significant acquisitions (LH Assets and CRL), closes in H2 2016.
Measurement period adjustments
Six months ended 30 June
Unaudited
2016
€m
Total identifiable net assets at fair value	(20)
Goodwill arising on acquisition	30
Non-controlling interests	(6)
Total consideration	4

In accordance with the terms of the acquisition agreements, CRH and LafargeHolcim continue to engage in a process to finalise the post-completion consideration for the acquisition of the LH Assets which completed in Q3 2015. No financial adjustment has been made in this respect in our Condensed Consolidated Interim Financial Statements. The position is under continuous review and financial adjustments will be reflected when there is sufficient evidence to do so.
Post-acquisition impact
The post-acquisition sales impact of acquisitions completed during the period amounted to €31 million; the profit impact was not material. The revenue and profit of the Group determined in accordance with IFRS for the period ended 30 June 2016 would not have been materially different than reported on page 12 if the acquisition date for all business combinations completed during the period had been as of the beginning of that period.
Development update
There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 Business Combinations or IAS 10 Events after the Balance Sheet Date.
Acquisition-related costs
Acquisition-related costs, excluding post-acquisition integration costs, amounting to €1 million (H1 2015: €25 million) have been included in operating costs in the Condensed Consolidated Income Statement.
Contingent liabilities
No contingent liabilities were recognised on the acquisitions completed during the financial period or the prior financial periods.
(i)
The gross contractual value of trade and other receivables as at the respective dates of acquisition equalled its fair value of €28 million (H1 2015: €12 million), all of which is expected to be recoverable.
(ii)
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €15 million of the goodwill recognised in respect of acquisitions completed in the first half of 2016 is expected to be deductible for tax purposes (H1 2015: €11 million).
(iii)
The total cash outflow of €117 million arising on acquisitions is reported in the Condensed Consolidated Statement of Cash Flows on page 16. In addition debt arising in acquired companies was €3 million (H1 2015: €nil) and the Group made other investments and advances of €4 million during the period. These amounts, combined with deferred and contingent consideration of €26 million paid in the first half of 2016 in respect of acquisitions in prior years, result in total acquisition and investment spend for the half-year of €150 million; this is the figure reported in the summarised cash flow in note 10 on page 25.

13.
Retirement Benefit Obligations
The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.
In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the period.
Financial assumptions
The discount rates employed in the valuation of scheme assets and liabilities are as follows:
	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2016	2015	2015
	%	%	%
Eurozone	1.75	2.50	2.61
Switzerland	0.35	1.05	0.85
United States and Canada	3.52	4.30	4.22

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):
	Six months ended 30 June - unaudited
	Assets		Liabilities		Net liability
	2016	2015	2016	2015	2016	2015
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	2,399	2,046	(2,987)	(2,757)	(588)	(711)
Administration expenses	(2)	-	-	-	(2)	-
Current service cost	-	-	(30)	(32)	(30)	(32)
Interest income on scheme assets	29	25	-	-	29	25
Interest cost on scheme liabilities	-	-	(35)	(33)	(35)	(33)
Gain on settlements	-	-	-	6	-	6
Arising on acquisition	-	-	(1)	-	(1)	-
Remeasurement adjustments
-return on scheme assets excluding interest income	46	52	-	-	46	52
-actuarial (loss)/gain from changes in financial assumptions	-	-	(331)	114	(331)	114
-actuarial gain from changes in experience adjustments	-	-	1	5	1	5
Employer contributions paid	33	22	-	-	33	22
Contributions paid by plan participants	6	7	(6)	(7)	-	-
Benefit and settlement payments	(64)	(55)	64	55	-	-
Translation adjustment	(15)	193	21	(234)	6	(41)
Divestments	-	(111)	-	114	-	3
At 30 June	2,432	2,179	(3,304)	(2,769)	(872)	(590)
Related deferred income tax asset					161	123
Net retirement benefit obligations					(711)	(467)

14.
Taxation
The taxation expense for the interim period is an estimate based on the expected full year effective tax rate on full year profits.

15.
Future Purchase Commitments for Property, Plant and Equipment
	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2016	2015	2015
	€ m	€ m	€ m

Contracted for but not provided in these Condensed Consolidated Interim Financial Statements	292	196	311

16.
Related Party Transactions
There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2015 Annual Report that could have had a material impact on the financial position or performance of the Group in the first six months of 2016.

17.
Swiss Competition Commission Investigation Update
In March 2016, the Swiss Competition Commission (“ComCo”) published the rationale for its July 2015 decision to impose fines of approximately CHF 80 million on the Association of Swiss Wholesalers of the Sanitary Industry and on major Swiss wholesalers, including CHF 34 million attributed to certain subsidiaries of CRH in Switzerland. On foot of this, CRH has now appealed that decision to the Federal Administrative Tribunal. While the Group remains of the view that the position of ComCo is fundamentally ill-founded and that the fine imposed on CRH is unjustified, a provision of €32 million (2015: €32 million) is recorded in the Group’s Condensed Consolidated Balance Sheet.

18.
Statutory Accounts and Audit Opinion
The financial information presented in this interim report does not represent full statutory accounts and has not been reviewed or audited by the Company’s auditors. Full statutory accounts for the year ended 31 December 2015 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

19.
Board Approval
This announcement was approved by the Board of Directors of CRH plc on 24 August 2016.

20.
Distribution of Interim Report
This interim report is available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office. Details of the Scrip Dividend Offer in respect of the interim 2016 dividend will be posted to shareholders on 23 September 2016.

H1 2015 Proforma Sales and EBITDA
				Exclude
	CRH	LH Assets/CRL	CRH incl.	Divested	One-off	Currency	Proforma
	Reported	Proforma1	LH Assets/CRL	entities	items2	translation3	H1 2015
Sales	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Europe Heavyside	1,760	1,961	3,721	(93)		(125)	3,503
Europe Lightside	475	-	475	(26)		(9)	440
Europe Distribution	2,010	-	2,010	(26)		(20)	1,964
	4,245	1,961	6,206	(145)		(154)	5,907

Americas Materials	2,235	496	2,731	(37)		(46)	2,648
Americas Products	1,903	244	2,147	(171)		(41)	1,935
Americas Distribution	987	-	987				987
	5,125	740	5,865	(208)		(87)	5,570

Asia	-	277	277	-		(14)	263
	9,370	2,978	12,348	(353)		(255)	11,740

EBITDA	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Europe Heavyside	125	255	380	(10)	8	(16)	362
Europe Lightside	46	-	46	(2)	-	(1)	43
Europe Distribution	54	-	54	(1)	32	(1)	84
	225	255	480	(13)	40	(18)	489

Americas Materials	113	23	136	4	17	(1)	156
Americas Products	179	43	222	(1)	-	(2)	219
Americas Distribution	38	-	38	-	-	-	38
	330	66	396	3	17	(3)	413

Asia	-	58	58	-	-	(4)	54
	555	379	934	(10)	57	(25)	956

1 The LH Assets and CRL acquisitions were completed in the third quarter of 2015, and accordingly the reported first half numbers for CRH in 2015 did not include any contribution from these acquisitions. The adjustment column includes the proforma first half 2015 sales and EBITDA generated by these businesses to provide meaningful comparatives with the consolidated first half 2016 Group numbers.

2 Two significant "one-off" costs were incurred by CRH in the first half of 2015: (i) expenses of €25 million associated with the acquisition of the LH Assets, and (ii) a provision of €32 million in respect of a fine imposed on CRH by the Swiss Competition Commission ("ComCo") following an investigation by ComCo into the sanitary (bathroom fixtures and fittings) distribution industry in Switzerland.

3 This column reflects the adjustments required to restate proforma H1 2015 numbers on a constant currency basis at 2016 rates to provide a meaningful comparative with the results for first half 2016.

Glossary of Financial Terms
The key financial terms used by the Group in this interim report are as follows:
Measure	Description
Proforma financial information
The proforma financial information on page 11 is presented to provide meaningful comparatives for the 2016 results. For this purpose, both 2016 and 2015 figures are adjusted to exclude the results from businesses which have now been divested and also to exclude certain one-off costs.
The information for first-half 2015 has also been adjusted to reflect the following:
–  proforma results attributable to the LH Assets and CRL (both acquired in Q3 2015), and
–  a currency translation adjustment in order to provide comparatives on a constant currency basis with the first-half 2016 figures.

EBITDA
EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
A reconciliation of Group profit before tax to EBITDA is presented below.
Operating profit (EBIT) is defined as earnings before interest, tax, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

EBITDA is calculated as follows:Year endedSix months ended 30 June31 December201620152015UnauditedUnauditedAudited€ m€ m€ mProfit before tax407631,033Share of equity accounted investments’ profit(5)(1)(44)Finance costs (net)206199389Profit before finance costs6082611,378Profit on disposals(20)(72)(101)Group operating profit5881891,277Depreciation charge497344843Amortisation of intangibles352255Impairment charge--44EBITDA1,1205552,219

Interest cover	EBITDA interest cover is the ratio of EBITDA to net debt-related interest costs. EBIT interest cover is the ratio of EBIT to net debt-related interest costs.
Net debt	Net Debt comprises current and non-current interest bearing loans and borrowings, cash and cash equivalents and current and non-current derivative financial instruments.
Like-for-like sales, Like-for-like results and Like-for-like EBITDA, Organic movement, Underlying results or Heritage movement
The terms ‘like-for-like’, ‘organic’, ‘underlying’ and ‘heritage’ are used interchangeably throughout this interim report.
Organic revenue and organic operating profit is arrived at by excluding the incremental revenue and operating profit contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items.

PRINCIPAL RISKS AND UNCERTAINTIES
Under Section 327 (i) (b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group’s operations and the Group’s decentralised structure.
Strategic Risks and Uncertainties
Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure of the Group to respond on a timely basis and/or adequately to unfavourable events beyond its control may adversely affect financial performance.
Political and economic uncertainty: As an international business, the Group operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. These conditions, which have likely been impacted by the outcome of the referendum in the United Kingdom to exit the European Union, could include political unrest, currency disintegration, strikes, civil disturbance and other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. These factors are of particular relevance in developing/emerging markets. Changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group’s business, results of operations, financial condition or prospects thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.
Commodity products and substitution: The Group faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which the Group does not produce or distribute. Against this backdrop, if the Group fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.
Acquisition activity: Growth through acquisition and active management of the Group’s business portfolio are key elements of the Group’s strategy with the Group’s balanced portfolio growing year on year through bolt-on activity occasionally supplemented by larger and/or step-change transactions. In 2015, the Group completed the largest transaction in its history, namely the acquisition of the LH Assets across 11 countries. In addition, the Group may be liable for the past acts, omissions or liabilities of companies or businesses it has acquired. The Group may not be able to continue to grow as contemplated in its business plans if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows. If the Group is held liable for the past acts, omissions or liabilities of companies or businesses it has acquired, those liabilities may either be unforeseen or greater than anticipated at the time of the relevant acquisition.
Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest. The absence of a controlling interest gives rise to increased governance complexity and a need for proactive relationship management, which may restrict the Group’s ability to generate adequate returns and to develop and grow these businesses. These limitations could impair the Group’s ability to manage joint ventures and associates effectively and/or realise the strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment.
Human resources: Existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to employee/management attrition, difficulties in succession planning and inadequate “bench strength”, potentially impeding the continued realisation of the core strategy of performance and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions, these risks could include strikes and increased wage demands with possible reputational consequences. In the longer term, failure to manage talent and plan for leadership and succession could impede the realisation of core strategic objectives around performance and growth.
Corporate affairs and communications: As a publicly-listed company, the Group undertakes regular communications with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk. Failure to deliver on performance indications and non-financial commitments communicated to the Group’s variety of stakeholders could result in a reduction in share price, reduced earnings and reputational damage.
Cyber and information security/technology: As a result of the proliferation of information technology in the world today, the Group is dependent on the employment of advanced information systems and is exposed to risks of failure in the operation of these systems. Further, the Group is exposed to security threats to its digital infrastructure through cyber-crime. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion. Should a threat materialise, it might lead to interference with production processes, manipulation of financial data, the theft of private data or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the Group could suffer reputational losses, regulatory penalties and incur significant financial costs in remediation.
Sustainability: The Group is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health & safety management and social performance). Non-adherence to such laws, regulations, standards and best practices may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s business, results of operations, financial condition and/or prospects.
Laws and regulations: The Group is subject to many local and international laws and regulations, including those relating to competition law, corruption and fraud, across many jurisdictions of operation and is therefore exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international or other regulatory authorities. Potential breaches of local and international laws and regulations in the areas of competition law, corruption and fraud, among others, could result in the imposition of significant fines and/or sanctions for non-compliance, and may inflict reputational damage.
Financial and Reporting Risks and Uncertainties
Financial Instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity): The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A significant portion of the cash generated by the Group from operational activity is currently dedicated to the payment of principal and interest on indebtedness. In addition, the Group has entered into certain financing agreements containing restrictive covenants requiring it to maintain a certain minimum interest coverage ratio and a certain minimum net worth. A downgrade of the Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult either to utilise existing debt capacity or otherwise obtain financing for operations.
Defined Benefit Pension Schemes and Related Obligations: The Group operates a number of defined benefit pension schemes and related obligations (for example, termination indemnities and jubilee/long-term service benefits, which are accounted for as defined benefit) in certain of its operating jurisdictions. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. Further, fluctuations in the accounting surplus/deficit may adversely impact credit metrics thus harming the Group’s ability to raise funds.
Adequacy of Insurance Arrangements and Related Counterparty Exposures: The building materials sector is subject to a wide range of operating risks and hazards, not all of which can be covered, adequately or at all, by insurance; these risks and hazards include climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. In its worldwide insurance programme, the Group provides coverage for its operations at a level believed to be commensurate with the associated risks. In the event of failure of one or more of the Group’s counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible. In addition, losses may materialise in respect of uninsured events or may exceed insured amounts.
Foreign Currency Translation: The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group’s reporting currency) together with declines in the euro value of net investments which are denominated in a wide basket of currencies other than the euro. Adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.
Goodwill impairment: Significant underperformance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. A write-down of goodwill could have a substantial impact on the Group’s income and equity.

RESPONSIBILITY STATEMENT
The Directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:
1)
the Condensed Consolidated Unaudited Financial Statements for the six months ended 30 June 2016 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2016;

2)
the interim management report includes a fair review of:

I.
the important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated set of financial statements;
II.
the principal risks and uncertainties for the remaining six months of the financial year;
III.
any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and
IV.
any changes in the related parties' transactions described in the 2015 Annual Report that could have had a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Albert Manifold	Chief Executive

Senan Murphy	Finance Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 25 August 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary